82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

July 15, 2005



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

SUPPL

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 15, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 7/26

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

July 13, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Intersects 692.15 Metres of Kimberlite in 5 Diamond Drill Holes

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is very pleased to announce the initial results on the Company's second through fifth diamond drill holes on 3 separate kimberlite pipes within the Kenieba Nord diamond concession in western Mali, West Africa. Two diamond drill holes have been completed on the 7.06 hectare 117 kimberlite pipe where a total of 15 micro diamonds have previously been recovered. Although some material had been processed in the past, Company management thinks that the amount was not adequate to determine whether the pipe has commercial diamonds. In addition, this pipe is upstream from the sites of the discovery of 4 of the large diamonds (98, 102, 137, 232 carats) found in alluvium. As reported in the June 20, 2005 news release, Hole 117-1 intersected 115.10 m of mainly kimberlite breccia. Subsequently, Hole 117-2 intersected 125.80 m of mainly kimberlite breccia.

Three holes have been drilled in the Cirque complex of kimberlite pipes which consists of the 14.0 hectare Cirque Nord and the 8.2 hectare Cirque Sud. The Cirque Sud Est is either a separate kimberlite pipe or a lobe of the Cirque Sud. It was initially identified as a magnetic anomaly through the Company's ground magnetic survey. This anomaly is cut off by rock comprising the Tambaoura escarpment. No kimberlite was seen along the escarpment.

From 1963 to 1966, Selection Trust processed 871 tonnes of material from the Cirque Nord and Sud and recovered four diamonds totalling 7.63 carats. Subsequently, a further 4,150 tonnes of material was processed, but it was reported that the plant was not operating efficiently. A 0.30 carat diamond was, however, recovered from the Cirque Sud pipe. As a result, sampling has not been detailed enough with respect to different phases of the pipes. No previous work has been done on the Cirque Sud Est.

In the current program, two diamond drill holes tested the Cirque Nord. CQ-01 intersected 111.15 m of kimberlite breccia with varying amounts of sedimentary fragments. CQ-02 intersected 171.60 m of kimberlite breccia, again with varying amounts of sedimentary fragments. CQ-03, drilled into the Cirque Sud Est kimberlite, hit saprolitic kimberlite at 11.50 m in spite of the fact that there was no evidence of kimberlite along the Tambaoura escarpment. This hole intersected 131.45 m of kimberlite breccia and two dykes of kimberlite of 15.15 and 21.90 m for a total of 168.50 m of kimberlitic core.

The drill is currently completing a hole on the Cirque Sud kimberlite. Selected samples of kimberlite will be sent for caustic fusion to test for diamonds, and further tests will be completed on the chemistry of diamond indicator minerals. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
CEO & Director